[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

April 26, 2010

Anne Nguyen Parker

Tracey McNeil

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noranda Aluminum Holding Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed March 29, 2010
File Number 333-150760

Dear Ms. Parker and Ms. McNeil:

Set forth below are the responses of Noranda Aluminum Holding Corporation (“Noranda” or the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letters dated April 19, 2010, and April 23, 2010 regarding Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”), and we have enclosed six courtesy copies of such Amendment No. 6 marked to show changes from Amendment No. 5 as filed on March 29, 2010. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 6.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 6.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

April 26, 2010

General

1.	Please continue to monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will continue to monitor its requirements pursuant to Rule 3-12 of Regulation S-X.

2.	Please provide updated consents with your next amendment.

Response: The Company has filed updated consents with Amendment No. 6. Please see exhibits 23.2, 23.3, 23.4 and 23.5 to Amendment No. 6.

Prospectus Summary, page 1

Competitive Strengths, page 5

3.	Your revised disclosure here and in the registration statement refers to CRU and its statistics to substantiate various assertions regarding your Gramercy and St. Ann operations. The source material submitted previously does not substantiate these assertions. To the extent that you rely on published CRU reports in that regard, please provide us with a copy that has been highlighted with a corresponding key to indicate where support for the various assertions may be found. In addition, tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, please obtain and file an updated consent from CRU as an exhibit to your next amendment. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Response: The Company respectfully advises the Staff that the Company has obtained an updated consent from CRU which has been filed with Amendment No. 6. Additionally, the Company respectfully advises the Staff that the Company did not receive any of the information from CRU in the form of a published report. Rather the information was received through collaborations with CRU in connection with drafting Amendment No. 6 and previous amendments to the Registration Statement. In response to the Staff’s comment, the Company has supplementally provided the following correspondence with CRU which verifies that CRU has reviewed market data, estimates and information attributed to CRU in Amendment No. 6 and that such market data, estimates and information attributed to CRU in Amendment No. 6 is correct to its knowledge and was provided by CRU:

•

Exhibit A*: An email from the Company to CRU, dated April 22, 2010, requesting CRU to review the prospectus summary and other specified sections of Amendment No. 6 that contain statements and information attributed to CRU.

•	Exhibit B*: The relevant pages from Amendment No. 6 that were attached to the Company’s email to CRU, dated April 22, 2010.

•

Exhibit C*: An email from CRU to the Company, dated April 26, 2010, confirming that it has reviewed the materials attached to the Company’s email and that all such market data, estimates and information attributed to CRU in those materials is correct to CRU’s knowledge and was provided by CRU, subject to the following changes: (i) changing the date of the statistic regarding the Company’s replacement value on pages 8 and 103 of Amendment No. 6 to February 2010 and (ii) adding the date range to the title of the bar graph appearing on pages 11 and 99 of Amendment No. 6, each of which changes have been reflected in Amendment No. 6.

* Legal counsel for the Company will provide Exhibit A, Exhibit B and Exhibit C under separate cover, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with Rule 12b-4 and Rule 418, legal counsel for the Company will request that these materials be returned promptly following completion of the Staff’s review thereof. Legal counsel for the Company also will request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

The sources listed above may be referenced in connection with the following statements:

“Specifically, in March and April 2009, as the LME price hovered at a level where, according to CRU, an independent consultancy group focused in part on the mining and metals sectors, over 50% of the world’s aluminum suppliers were producing negative cash margins, we entered into fixed-price aluminum purchase swaps to lock in the majority of the value in our existing aluminum sale swaps.”

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

April 26, 2010

“According to CRU, our St. Ann bauxite mining operation has benefitted on a relative cost basis in 2009 from its favorable location, as compared to bauxite operations in other large production basins such as Australia where the local currency has strengthened. Similarly, we believe that Gramercy benefits from its location near the mouth of the Mississippi River given its relative proximity to St. Ann and ease of access for bauxite shipments.”

“According to CRU, New Madrid fell to the high third quartile on CRU’s global business operating cost curve by late 2009. CRU expects that New Madrid will have the opportunity to get into the second quartile of the cost curve in 2010.”

“The expected improvement from 2009 is based upon CRU’s assumptions of a recovery in the LME from 2009 levels, a rising cost curve and New Madrid’s improved cost profile. This expectation also includes an assumption that Noranda’s cost cutting measures will be supported by a stable or declining power tariff at New Madrid in 2010.”

“CRU estimates that Gramercy was the lowest cost refinery in the US and was in the third quartile globally for 2009, while St. Ann was in the second quartile on the global bauxite site operating cost curve in 2009.”

“Our downstream business’s largest rolling mill, the Huntingdon — West facility, is recognized as one of the most advanced rolled aluminum production facilities in North America. This mill began production in 2000 at a capital cost of $238 million and has the lowest conversion cost (excluding metal) for foil stock production in North America, according to CRU.”

“According to CRU, the global business operating production cost curve for aluminum has fallen significantly from year-end 2008 to December 31, 2009 by approximately 30%. This is related to the following:

•	lower costs for alumina, which is indexed to the LME price of aluminum for many global producers;

•	decreased power costs, due to changes in power tariffs by regulatory authorities around the world and, in some cases, indexing of power prices to the LME price of aluminum;

•	emergence of approximately one million metric tonnes per year of new low-cost capacity outside of China;

•	shut-down of approximately three and a half million metric tonnes per year of high-cost global capacity (after accounting for recent restarts), including nearly one-third of U.S. smelter capacity; and

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

April 26, 2010

•	large regional LME hub premiums (such as the Midwest premium Noranda earns), which analysts measure as a credit against producers’ cash costs.”

“In 2010, global demand is expected to grow by approximately 13% over 2009 levels according to CRU.”

“In addition, there is a shortage of domestically produced primary aluminum in the U.S. United States aluminum production is equal to approximately 43% of total of U.S. aluminum demand per 2010 CRU production and demand forecasts.”

“As illustrated below, aluminum consumption is more highly correlated to Gross Domestic Product (“GDP”) growth than other metals, according to CRU, suggesting that consumption growth will accelerate if and when recovery in GDP takes hold and is sustained.”

“The following chart illustrates the expected growth in aluminum global consumption, according to CRU. Demand is expected to increase by 22% from 2008 to 2012, and by nearly 81% between 2008 and 2020. CRU also expects that China will become a net importer of aluminum over the next few years.”

“China, which according to CRU currently represents approximately one-third of global production and has relatively high cash costs compared to the rest of the world (as shown in the expected cost curve for 2010 from CRU), is expected to have an impact on LME prices.”

“CRU expects that over the next few years Chinese producers will add additional relatively high-cost capacity, which may further support sustainable, higher LME prices.”

“According to CRU, similar to the trend in the cost to produce primary aluminum, the global business operating production cost curve for alumina fell significantly from an average of $266 per tonne in calendar year 2008 to around $216 per tonne during 2009.”

“CRU estimates that around a fifth of global alumina capacity was idle in the early part of 2009.”

“For 2010, our sales contracts to third parties cover 419,000 tonnes at an average monthly contract price of approximately 14.5% of LME. Based on CRU’s estimated cash cost for our Gramercy refinery in 2009 and the average daily LME price year-to-date through April 15, 2010, these contracts would generate approximately $30.7 million of margin annually, effectively reducing our integrated upstream cash cost of primary aluminum by $0.05 per pound at full production.”

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

April 26, 2010

4.	In this same regard, please also substantiate the CRU references and statistics in the “Cyclical fluctuations” risk factor on page 27 and in the “We may be unable to continue” risk factor that begins on page 30.

Response: The Company respectfully advises the Staff that the Company has obtained an updated consent from CRU which has been filed with Amendment No. 6. Additionally, the Company respectfully advises the Staff that the Company did not receive any of the information from CRU in the form of a published report. Rather the information was received through collaborations with CRU in connection with drafting Amendment No. 6 and previous amendments to the Registration Statement. In response to the Staff’s comment, the Company has supplementally provided the following correspondence with CRU which verifies that CRU has reviewed market data, estimates and information attributed to CRU in Amendment No. 6 and that such market data, estimates and information attributed to CRU in Amendment No. 6 is correct to its knowledge and was provided by CRU:

•

Exhibit A*: An email from the Company to CRU, dated April 22, 2010, requesting CRU to review the prospectus summary and other specified sections of Amendment No. 6 that contain statements and information attributed to CRU.

•	Exhibit B*: The relevant pages from Amendment No. 6 that were attached to the Company’s email to CRU, dated April 22, 2010.

•

Exhibit C*: An email from CRU to the Company, dated April 26, 2010, confirming that it has reviewed the materials attached to the Company’s email and that all such market data, estimates and information attributed to CRU in those materials is correct to CRU’s knowledge and was provided by CRU.

* Legal counsel for the Company will provide Exhibit A, Exhibit B and Exhibit C under separate cover, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with Rule 12b-4 and Rule 418, legal counsel for the Company will request that these materials be returned promptly following completion of the Staff’s review thereof. Legal counsel for the Company also will request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

The sources listed above may be referenced in connection with the following statements:

1.	“Cyclical fluctuations in the primary aluminum industry cause variability in our earnings and cash flow”

“In addition, according to CRU, the average of the global business operating cost curve fell approximately 30% from 2008 to 2009, in large part due to the rapid LME price decline. CRU attributes this changing competitive landscape in the year-over-year period to the fact that some primary aluminum producers have a portion of their costs linked to LME and/or received reductions in their electricity rates in 2009 while numerous relatively high-cost marginal producers shut down and a few new low-cost producers emerged.”

“Since then, LME prices have risen to $1.00 as of December 31, 2009 and according to CRU, the average of the global cost curve for 2010 is expected to rise by 13% from 2009, equivalent to just under one-third of the decline from 2008 to 2009.”

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

April 26, 2010

2.	“We may be unable to continue to compete successfully in the highly competitive markets in which we operate”

“According to CRU, in the United States in the past 15 months, four smelters have shut down or curtailed operations due to high input costs. Given a second quartile cost position for our smelter globally prior to the economic downturn, according to CRU, as well as productivity and cost actions since 2008, we have so far been able to avoid the need to shut down, but in the event that we are unable to continue to increase productivity or certain of our input costs rise significantly, particularly in an environment where prices weaken and we are at a competitive disadvantage due to our integration, we could be forced to curtail operation of our smelter.”

Industry Overview, page 8

5.	Here, and throughout the registration statement, please include the source and date for the graphs presented, as you have done for the graph appearing on page 11.

Response: The Company has revised the Registration Statement in response to the Staff’s comment.

The Offering, page 14

6.	Please define the “term B loan” the first time you use it.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page iv.

Underwriting, page 162

7.	With respect to the lead underwriter, we note your reference here to “Merrill Lynch, Pierce, Fenner & Smith, Incorporated” and your reference on the front and back covers of the preliminary prospectus to “BofA Merrill Lynch”. Please revise accordingly.

Response: The Company respectfully advises the Staff that Merrill, Lynch, Pierce, Fenner & Smith, Incorporated is the legal name of the broker-dealer that will be underwriting the securities; it adopted “BofA Merrill Lynch” as its marketing name for the front and back covers of prospectuses and offering memorandums in 2009 following the merger of Merrill Lynch & Co. and Bank of America, N.A.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

April 26, 2010

Financial Statements

Noranda Aluminum Holding Corporation

Note 22. Fair Value Measurements

8.	We note your response to prior comment 14 indicates you intend to present in your next Form 10-Q expanded disclosure for your pension plan assets, which will include summarized fair value information by investment category including equity securities and fixed income securities. Please tell us how you considered providing additional details of the composition of your equity securities (i.e. by industry type, company size, or investment objective) and your fixed income securities (i.e. by national, state, or local government; corporate debt; asset backed-securities; structured debt; etc.). See FASB ASC 715-20-50-1(d)(5)(ii).

Response: The Company respectfully advises the Staff that the proposed disclosures have been revised to reflect the guidance of FASB ASC 715-20-50-1(d)(5)(ii) and the Staff’s comment. The footnotes to the condensed consolidated financial statements as of and for the three month period ended March 31, 2010 will include disclosure similar to the following when filed with the Staff:

The table below sets forth by level within the fair value hierarchy of our assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2009 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
	$	$	$	$
Cash equivalents	154,902	—	—	154,902
Derivative assets	—	202,697	—	202,697
Derivative liabilities	—	(39,153)	—	(39,153)

Pension plan assets:
Equity securities:
Large capitalization	57,535	—	—	57,535
Small capitalization	29,538	—	—	29,538
Global mid-capitalization blend	48,001	—	—	48,001
Global equity and other	4,181	788	—	4,969
Fixed income securities:
Global government bonds	25,227	—	—	25,227
Government of Jamaica bonds	6,083	4,233	—	10,316
Global corporate bonds	16,891	—	—	16,891
Mortgage-backed securities	12,855	—	—	12,855
Other	23,476	—	—	23,476
Cash and cash equivalents and other	5,952		—	5,952

Total	384,641	168,565	—	553,206

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

April 26, 2010

Note 25. Business Segment Information, page F-64 (as supplemented by the Staff’s letter of April 23, 2010)

9.	We note your response to our prior comment number 15 and we are unable to agree with your conclusion. Please modify your Form S-1 to include additional segment information in your financial statements for the components of your “Upstream Segment” specifically your bauxite mining, alumina refining and aluminum smelting operations.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see Prospectus Summary, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Business and Our Financial Statements.

The Following Comment Was Included in the Staff’s Letter Dated February 16, 2010:

Critical Accounting Policies and Estimates

Share-based Payments, page 61

20.	Please tell us your estimated offering price. In addition, please consider enhancing your disclosure to discuss each significant factor contributing to the difference between the estimated offering price and the fair value of your common stock as of the date of your most recent stock option grant.

Response: In the Company’s letter to the Staff dated March 1, 2010, the Company stated that it would revise the Registration Statement to include its estimated offering price and any necessary additional disclosure when it is available. The Company respectfully advises the Staff that in Amendment No. 6 it has included an estimated offering price and additional disclosure on pages 70 through 73 regarding the difference in value between the offering price and the share price of the most recent equity transactions.

* * * * *

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1000.

Sincerely,

/s/ Andrew J. Nussbaum